February 15, 2018


Via Email

Jeffrey S. Spindler
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

       Re:    Mechanical Technology, Inc.
              PRE 14A filed January 17, 2018
              File No. 0-06890

              Schedule 13E-3 filed January 17, 2018
              Filed by Brookstone Partners Acquisition XXIV LLC et al. File No. 5-03199

Dear Mr. Spindler:

       We have limited our review of your proxy statement and Schedule 13E-3 to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14A   General

   1. We note that the amount the Company intends to pay for fractional shares is based on a formula which will not be capable of being calculated until after the last trading day prior to the Effective Date, which is a date after the shareholder vote to approve the Rule 13e-3 transaction. Please advise why you believe a description of the Cash Consideration in this manner is consistent with the requirements of Rule 13e-3(e) and Items 1, 4 and 8 of
      Schedule 13E-3. Refer to Items 1001, 1004 and 1014 of Regulation M-A, including clauses (i) and (ii) to Instruction 2 to Item 1014.
 Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
February 15, 2018
Page 2

   2. In responding to the above comment, please also address the disclosure on page 7 indicating that the Company's common stock has historically had limited trading volume and liquidity.

   3. Clearly state in the letter to shareholders and prominently at the forepart as well as later in the proxy statement that shareholders voting on the Reverse Stock Split will not know at the time of the vote the Cash Consideration to be paid for shares cashed out in the
      Split. Similarly, state that when the filing persons on the Schedule 13E-3 assessed the fairness of the going private Reverse Stock Split, they did so without knowing the Cash
      Consideration amount.

Questions and Answers about the Reverse Stock Split and the Special Meeting If the Reverse
Stock Split is approved by the stockholders, can the Board determine not to proceed with the
Reverse Stock Split?, page 15

   4. Here and elsewhere in the proxy statement where you discuss the possibility that the
      Company may elect not to proceed with the Reverse Stock Split even if it is approved by shareholders, discuss the factors that would cause you to abandon the Split.

Background of the Reverse Stock Split, page 20

   5. Refer to the disclosure at the top of page 22 in the proxy statement. Describe the "other strategic initiatives" the Company considered to enhance stockholder value before determining to proceed with the Reverse Stock Split. See Item 1013(b) of Regulation
      M-A. If these are the alternatives listed on page 27, reference the discussion there.

   6. See our last comment. In the last paragraph on page 22 of the proxy statement, describe the "contemplated and attempted alternatives" that were rejected in favor of this Reverse
      Stock Split. See Item 1013(b) of Regulation M-A. If these are the alternatives listed on page 27, reference the disclosure there.

   7. Expand to address the role of Brookstone, either in initiating or structuring this going private transaction. Your disclosure should help explain how Brookstone took part in and will benefit from this transaction in a manner other than strictly through its proportional share ownership in the Company, such that it is deemed a filer on the
Schedule 13E-3.

   8. Specifically address the reasons for the timing of the going private transaction (from the perspective of both the Company and Brookstone).

Fairness of the Reverse Stock Split   Substantive Fairness Discussion, page 23

   9. Provide support for your statement that "the Company does not believe the current stock price will materially appreciate or decrease at any time during the foreseeable future." In this regard, we note that the Company's share price has fluctuated between $.66 - $1.59 over the last twelve months.
 Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
February 15, 2018
Page 3

   10. See our comment above. Clarify here that in assessing the substantive fairness of the
       Reverse Stock Split, the Board did not know the final Cash Consideration to be paid in the Reverse Stock Split.

Procedural Fairness Discussion, page 24

   11. In assessing procedural fairness, address how the Board determined that it is procedurally fair that shareholders are being asked to vote on the Reverse Stock Split without knowing the amount of the Cash Consideration cashed out holders would receive in the Split.

Fairness Determination by Brookstone XXIV, page 28

   12. In addition to addressing fairness, Brookstone (as a filer on the Schedule 13E-3) must also explain what alternatives it considered, as well as the reasons for the timing of this going private transaction from its own perspective. Please address here or in an appropriate section of the proxy statement.

Incorporation by Reference, page 63

   13. It does not appear that either Schedule 14A or Schedule 13E-3 allow you to "forward incorporate by reference" to filings the Company may make in future. Please revise the language to the contrary on page 64.

   14. Refer to Item 13(b)(2) of Schedule 14A. Please confirm in the proxy statement that you are delivering the documents incorporated by reference with this proxy statement pursuant to this Item.

       We remind you that the company and its management and other filing persons on the
Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3263 with any questions.


                                                             Sincerely,

                                                             /s/ Christina
Chalk

                                                             Christina Chalk
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions